Exhibit 1.01

Conflict Minerals Report
For Reporting Period from January 1, 2016 to December 31, 2016
1.Introduction
This Conflict Minerals Report (this “Report”) of Amtech Systems, Inc. (the “Company”, “Amtech”, “our”, “us”, or “we”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).
The Rule requires us to disclose annually whether the necessary conflict minerals contained in the products that we manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of the Congo or any adjoining country (each a “Covered Country,” and collectively, the “Covered Countries”). If we have reason to believe that any of these conflict minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, we are also required under the Rule to submit this Report, which describes the due diligence we performed to determine the source and chain of custody of those conflict minerals, among other things. Conflict minerals are gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule or existing SEC guidance.
2.    Company Overview
Amtech is a global supplier of advanced thermal processing equipment to the solar, semiconductor/electronics, and LED manufacturing markets. Amtech’s equipment includes diffusion, ALD and PECVD systems and solder reflow systems. Amtech also supplies wafer handling automation and polishing equipment and related consumable products. The Company’s wafer handling, thermal processing and consumable products currently address the diffusion, oxidation, and deposition steps used in the fabrication of solar cells, LEDs, semiconductors, MEMS, printed circuit boards, semiconductor packaging, and the polishing of newly sliced sapphire and silicon wafers. Amtech’s products are recognized under the leading brand names Bruce TechnologiesTM, BTU International, PR HoffmanTM, R2D AutomationTM, SoLayTec, and Tempress SystemsTM.
Our supply chain is large and complex, consisting of several thousand direct suppliers. For any necessary conflict minerals that we source, we are typically several steps removed from the mine in our supply chain. Accordingly, we must rely on information from our direct suppliers regarding the source and chain of custody of any necessary conflict minerals in our products.

3.    Reasonable Country of Origin Inquiry
We determined after review that necessary conflict minerals may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those minerals, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country or came from recycled or scrap sources.
We identified nine hundred twenty two (922) direct suppliers that potentially supplied us with products that contained necessary conflict minerals. Initially, we sent each of the 922 direct suppliers an introduction e-mail describing our conflict minerals compliance program requirements and introducing Source Intelligence®, a third-party conflict minerals compliance solution provider, who we engaged to assist us with our supplier engagement and analysis efforts for the Reporting Period. We then sent each of the direct suppliers an e-mail which contained a registration and survey request link. We utilized the Conflict Minerals Reporting Template (“CMRT”) (revision 3.00 or higher were accepted) developed by the Conflict-Free Sourcing Initiative (the “CFSI”). We gave suppliers the option of either uploading a completed CMRT in Excel format or completing an online version of the template directly in the Source Intelligence® platform. We permitted suppliers to share information at a level with which they were most comfortable (e.g., company, product, or user-defined). This registration e-mail also included an introduction to the Source Intelligence® Conflict Minerals Supplier Resource Center, which is an educational tool that attempts to facilitate a deeper understanding of our conflict minerals compliance program and educates suppliers on why we are requesting country of origin information.
During the RCOI process, we sent up to two (2) reminder e-mails to each non-responsive supplier requesting their completed template. We attempted to contact by telephone suppliers who remained non¬responsive to these e-mails and offered assistance. This assistance included, but was not limited to, further information about our conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided. Because of the amount of time it takes to collect and analyze the responses, the direct suppliers were given a final deadline of March 31, 2017 to respond to our request.
After our initial contact and follow up e-mails and telephone calls, we received responses from approximately twenty six percent (26%) of the suppliers who we believe potentially supplied us conflict minerals. Of the responding suppliers, approximately forty four percent (44%) confirmed that they had supplied us with products containing one or more necessary conflict minerals during the Reporting Period. Based on those responses, we determined that certain of our products contained one or more of the four (4) conflict minerals. Source Intelligence® compared the smelters and refiners identified by our direct suppliers in their responses against its smelter/refiner database and determined that approximately eighteen percent (18%) of the verified smelters and refiners identified by our suppliers processed at least some conflict minerals that were sourced from the Covered Countries. As a result, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the Reporting Period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.
4.    Due Diligence
4.1    Design of Due Diligence Framework
As required by the Rule, our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, 2016, and the related supplements for tin, tantalum, tungsten and for gold (the “OECD Guidance”).
4.2    Due Diligence Measures Performed
The following is a description of the due diligences measures we performed for the Reporting Period.

4.2.1	OECD Step #1: Establish and Maintain Strong Company Management Systems

a.
We have a policy regarding the sourcing of conflict minerals, which is publicly available on our company website http://www.amtechsystems.com/minerals.htm. The content of any website referred to in this Report is not incorporated by reference in this Report.

b.
We communicated our conflict minerals sourcing policy to our suppliers during our supplier engagement process when we sent our introductory e-mail describing our conflict minerals compliance program requirements.

c.
We have a team that is responsible for organizing and carrying out our conflict minerals compliance, and that team consists of representatives from Procurement, Finance, Compliance, IT and Source Intelligence® (the “Working Group”).

d.	We engaged Source Intelligence® to assist us with our supplier engagement and analysis efforts for the Reporting Period.

e.
Source Intelligence® hosted an e-mail address which allowed our direct suppliers to send us questions about conflict minerals related matters. As needed, Source Intelligence® forwarded Company-specific e-mails to representatives from our Working Group and facilitated communication between our direct suppliers and us.

f.	Source Intelligence® hosted a conflict minerals supplier resource center that our employees and direct suppliers were able to access to obtain training materials and explanations about the Rule and our conflict minerals compliance program.

g.	We used the CFSI CMRT (revision 3.00 or higher) to obtain information on the source and chain of custody of necessary conflict minerals from our direct suppliers.

h.	Amtech intends to retain relevant supplier response documentation in electronic form for no less than five (5) years.

4.2.2	OECD Step #2: Identify and Assess Risks in Our Supply Chain

a.
We reviewed our supplier responses and evaluated them for plausibility, consistency, and gaps. If any of the following red-flags were raised by responses we received, suppliers were contacted on a bi-weekly basis up to three (3) times to resolve the red-flags:

(i)	One or more smelters or refiners were listed for a conflict mineral not contained in the products supplied to us by that supplier;

(ii)	Smelter or refiner information was not provided or a provided smelter or refiner was not a verified processing facility;

(iii)	Supplier answered yes to sourcing from the Covered Countries but none of the smelters or refiners listed are known to source from the Covered Countries;

(iv)	Supplier indicated that it had not received conflict minerals information from all of its relevant suppliers;

(v)	Supplier indicated that it had not identified all of the smelters or refiners used for the products included in the declaration of scope;

(vi)	Supplier indicated that it had not provided all applicable smelter or refiner information it received from its suppliers; or

(vii)
Supplier indicated that all of the conflict minerals in its products covered by their declaration originated from recycled or scrap sources but one or more of the smelters or refiners it listed are not known to be exclusive recyclers.

b.
To determine whether the due diligence practices of the smelters and refiners identified by our direct suppliers comply with the requirements of the OECD Guidance, Source Intelligence® compared the smelters and refiners identified by our suppliers in their completed templates against its database, which contains information from the CFSI Conflict-Free Smelter Program (CFSF) website, The London Bullion Market Association (LBMA) Good Delivery List, and the Responsible Jewellery Council (RJC) Chain-of-Custody Certification. Based on that review, we determined the number of smelters and refiners that are CFSP Compliant, Active, neither CFSP Compliant nor Active, or not known to be smelters or refiners.

4.2.3	OECD Step #3: Design and Implement a Strategy to Respond to Identified Risks

a.	Our executive management team and relevant members of our Board of Directors were updated annually about our conflict minerals compliance program and any associated risks.

b.
We sent out an initial notification signed by our President and Chief Executive Officer to each of the nine hundred twenty two (922) suppliers stating the importance of our conflict minerals compliance program.

4.2.4	OECD Step #4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We do not carry out audits of the smelters or refiners identified by our suppliers as being in their supply chain. However, we believe that audits of smelters and refiners due diligence practices conducted by CFSI or other third parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

4.2.5	OECD Step #5: Report Annually on Supply Chain Due Diligence
We report annually by making our Conflict Minerals Report publicly available on our company website at http://www.amtechsystems.com/minerals.htm.
5.    Results of our Review
As described above, we conducted due diligence to determine the source and chain of custody of the necessary conflict minerals in our products. As part of that process, we actively surveyed our direct suppliers that we believed potentially supplied us with products containing necessary conflict minerals during the Reporting Period and requested that they disclose the smelters and refiners that processed the necessary conflict minerals in the products they supplied to us. Of those suppliers who responded, 118 confirmed that they supplied us with necessary conflict minerals and identified a total of 352 smelters and refiners that may have processed the necessary conflict minerals contained in their materials or products.
Source Intelligence® reviewed the smelters and refiners named by our direct suppliers against its database and based on that review, we determined that 253 of those smelters and refiners were deemed to be “CFSP Compliant,” by which we mean that they complied with the Conflict Free Smelter Program, LBMA, or RJC due diligence assessment protocols. Based on that review, we also determined that 10 of those smelters and refiners were deemed to be “CFSP Active,” by which we mean that they committed to undergo a CFSP audit and/or were participating in the LBMA Responsible Gold Certification audit and/or the Responsible Jewelry Program Chain-of-Custody Certificate audit. Finally, based on that review, we determined that 90 of those smelters and refiners were neither “CFSP Compliant” nor “CFSP Active.”
5.1    Facilities Used to Process the Necessary Conflict Minerals
Approximately eighty one percent (81%) of our direct suppliers who responded to our request for information provided their CMRT responses on a company-level basis, twelve percent (12%) provided them on a product-level basis, and seven percent (7%) provided them on a user-defined basis. Based on the review by Source Intelligence®, of our direct suppliers whose smelters or refiners had some sourcing from the Covered Countries, only two (2) named just one (1) smelter or refiner for any metal. Based on the responses from the two suppliers with some Covered Country sourcing and only one smelter disclosed, we determined that the following smelters processed the gold and the tin that are contained in certain of our products.

Metal	Official Smelter Name	CFSI Smelter ID	Smelter Country
Gold	Allgemeine Gold-und Silberscheideanstalt A. G.	CID000035	Germany
Tin	PT Timah (Persero) Tbk Mentok	CID001482	Indonesia

The lack of detail from the rest of our suppliers whose smelters and refiners had some sourcing from the Covered Countries prevented us from being able to determine whether a particular smelter or refiner named in their responses processed the necessary conflict minerals in our products. Accordingly, we are unable to disclose any other facilities used to produce the necessary conflict minerals in our products during the Reporting Period.
5.2    Country of Origin of Our Necessary Conflict Minerals
As part of our effort to determine the source and chain of custody of the necessary conflict minerals in our products, we requested country of origin information from our direct suppliers. Source Intelligence® reviewed the smelters and refiners named by our direct suppliers against its database. Based on that review, we determined that the following are possible countries of origin for the gold and the tin processed by the smelter and refiner listed above (listing, in each case, only countries that have known gold or tin reserves, respectively, according to Source Intelligence’s® database):
Gold: Brazil, China, Japan, Laos, Nigeria, Philippines, Sierra Leone, Thailand
Tin: Australia, Bolivia, Brazil, China, Democratic Republic of the Congo, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russia, Thailand, and Vietnam.
The rest of our suppliers’ responses did not provide sufficiently detailed information for us to identify the country of origin of the remaining necessary conflict minerals in our products. Accordingly, we are unable to disclose any other possible countries of origin of the necessary conflict minerals in our products during the Reporting Period.

5.3    Efforts to Determine the Mine or Location of Origin
We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their direct suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products. We used the CMRT to request location of mine or location or origin information from each of our relevant direct suppliers. Our suppliers’ responses did not provide sufficiently detailed information for us to determine the mine or location of origin of the necessary conflict minerals in our products.
6.    Steps Taken and Being Taken to Mitigate Risk and to Improve Our Due Diligence
Since the start of the Reporting Period, we have taken or are taking the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and to improve the results of our due diligence measures.

a.
Continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

b.
Continue our relationship with Source Intelligence® to assist us with our supplier engagement and analysis efforts and to identify the country of origin, source and chain of custody of the necessary conflict minerals in our products.

c.
Develop a conflict minerals grievance mechanism by adding to our conflict minerals webpage an invitation to report any questions, concerns or complaints about conflict minerals in our supply chains by calling our Ethics Hotline at 1-866-413-1994, emailing us at compliance@amtechgroup.com, or contacting us through our ethics web portal at https://secure.ethicspoint.com/domain/en/default_reporter.asp.

7.    Forward-Looking Statements
Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk and to Improve Our Due Diligence” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended September 30, 2016, (2) the responsible sourcing of conflict minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.